UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
HAPC, INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
411357106

(CUSIP Number)
October 25, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No.	411357106	Page 2 of 5

1	NAMES OF REPORTING PERSONS I-Flow Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		2,789,203 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,789,203 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,789,203 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.0%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

 1      Based on approximately 18,625,252 shares of Common Stock outstanding as of August 8, 2007.

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer's Principal Executive Offices
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office or, if None, Residence
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group:
Item 10. Certification:
SIGNATURES

13G

CUSIP No.	411357106	Page 3 of 5
EXPLANATORY NOTE
This Schedule 13G filed by I-Flow Corporation serves as an amendment to the Schedule 13D previously filed on October 22, 2007.
Item 1(a). Name of Issuer:
HAPC, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
350	Madison Avenue, 20th Floor, New York, New York 10017
Item 2(a). Name of Person Filing:
I-Flow Corporation
Item 2(b). Address of Principal Business Office or, if None, Residence:
20202	Windrow Drive, Lake Forest, California 92630
Item 2(c). Citizenship:
Delaware
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.0001 per share
Item 2(e). CUSIP Number:
411357106
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.
Item 4. Ownership:
(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

See Row 5 of cover page for each Reporting Person

(ii)	Shared power to vote or direct the vote:

See Row 6 of cover page for each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person

13G

CUSIP No.	411357106	Page 4 of 5
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.
Item 8. Identification and Classification of Members of the Group:
Not applicable.
Item 9. Notice of Dissolution of Group:
Not applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

CUSIP No.	411357106	Page 5 of 5
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2007

I-FLOW CORPORATION

	By:	/s/ James R. Talevich

Name: James R. Talevich
Title: Chief Financial Officer